Exhibit 99.8

COURT AND GENERAL MEETING OF SHAREHOLDERS OF

THOMSON REUTERS PLC

August 7, 2009

VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your voting instruction card available when you access the web page, and use the Company Number and Account Number shown on your voting instruction card.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States and Canada or 1-718-921-8500 from other countries from any touch-tone telephone and follow the instructions. Have your voting instruction card available when you call and use the Company Number and Account Number shown on your voting instruction card.

Vote online or by phone until 3:00 p.m. (EDT) / 8:00 p.m. (BST) on August 3, 2009.

MAIL - Sign, date and mail your voting instruction card in the envelope provided as soon as possible.
COMPANY NUMBER
ACCOUNT NUMBER

THE FOLLOWING VOTING INSTRUCTION CARD RELATES TO A COURT AND GENERAL MEETING OF THE SHAREHOLDERS OF THOMSON REUTERS PLC AND IS BEING SENT TO THE HOLDERS OF THOMSON REUTERS PLC AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG THOMSON REUTERS PLC, DEUTSCHE BANK TRUST COMPANY AMERICAS, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS

$ Please detach along perforated line and mail in the envelope provided IF you are not voting by telephone or the Internet. $

■	00030003000000000000	8	080709

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

Unification
			FOR	AGAINST	WITHHOLD
	1.	To approve the unification of Thomson Reuters dual listed company structure, the full text of which is attached as Annex A to the accompanying Management Information Circular of Thomson Reuters.	☐	☐	☐
Scheme
			FOR	AGAINST	WITHHOLD
	2.	To approve (with or without modification as the Depositary may approve) the proposed scheme of arrangement referred to in the Notice of Court Meeting of Shareholders of Thomson Reuters PLC.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this voting instruction card. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney-in-fact, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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COURT AND GENERAL MEETING OF SHAREHOLDERS OF
THOMSON REUTERS PLC

(Continued and to be signed on the reverse side)

■	14475 ■